October 1, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Martin James

Re:	CPI International Holding Corp.
Form 10-K for the Fiscal Year Ended September 27, 2013
Filed December 10, 2013
File No. 333-173372-07

Ladies and Gentlemen:
This letter sets forth the responses of CPI International Holding Corp. (the “Company”) to the comment letter dated September 22, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year Ended September 27, 2013 (“Form 10-K”).
For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K.
Form 10-K for the Fiscal Year Ended September 27, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Liquidity and Capital Resources, page 45
Free Cash Flow and Adjusted Free Cash Flow, page 46

1.
We note from your disclosure that adjusted free cash flow represents free cash flow further adjusted to exclude certain non-recurring, unusual or other items but see from the reconciliation that follows that the adjustments appear to be recurring in nature. Please tell us how you considered of Item 10(e)(1)(ii)(B).

Response:
We acknowledge the Staff’s comment, and upon further review, agree that the description of adjusted free cash flow should be reworded in future filings. The Company believes the adjusted free cash flow information constitutes meaningful supplemental information regarding the liquidity of our underlying operations and assists investors in comparing our underlying operating performance with that of other companies. However, the Company acknowledges that use of the terms “non-recurring” and “unusual” in the Form 10-K to describe the adjustments made in calculating adjusted free cash flow may be confusing and may not comply with Item 10(e)(1)(ii)(B), and it intends to avoid these terms unless the adjustments in question comply with Item 10(e)(1)(ii)(B). The Company will describe in its future filings the adjustments made with greater specificity, e.g., “Adjusted free cash flow represents free cash flow further adjusted to exclude certain acquisition-related transaction and start-up costs, management fees to Veritas Capital and cash received for a prior year transfer pricing audit. While these items may be recurring in nature, management believes that excluding such inflows and outflows from the presentation provides investors with an important metric by which to evaluate the company’s operating financial performance and liquidity.”
Item 9A. Controls and Procedures, page 53
Management’s Report on Internal Control Over Financial Reporting, page 53

2.
We note that management’s report does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. Please amend the filing to identify the version of the COSO Integrated Framework you used in the assessment. Otherwise, tell us how management’s report complies with Item 308(a)(2) of Regulation S-K.

Response:
We acknowledge the Staff’s comment, and note that we used the 1992 Integrated Framework for our evaluation of the effectiveness of our internal controls over financial reporting as of September 27, 2013. Our future filings will describe specifically the framework used by the Company.
The Company acknowledges the Staff’s request that the Company amend the Form 10-K to specifically identify the framework used. However, the Company respectfully requests that the Staff permit it to provide the detailed identification of the applicable framework on a prospective basis in future filings, rather than amending the Form 10-K. During the period between May 2013 and December 2014, both frameworks were available to issuers, and it is the Company’s understanding that the vast majority of filers used the 1992 Framework for filings during that period. As a result, the Company believes that most readers of our report on internal control over financial reporting would have accurately assumed that we used the 1992 Framework. In addition, as we expect to file our 2014 Form 10-K with the Commission within 90 days after the end of our fiscal year ending October 3, 2014, the Company believes that filing an amendment to our 2013 Form 10-K solely to make this change would be confusing to readers.
Item 8. Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Inventories, page 89

3.
You disclose that you use a combination of standard cost and moving weighted-average cost methodologies to determine the cost basis for your inventories, approximating a first-in, first-out basis. While we note that FASB ASC 330-10-30-9 states that cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors, such as FIFO, average, and LIFO, it is not clear how you use a combination of weighted-average costs and standard costs to determine inventory cost under a FIFO basis. Please explain. Refer to FASB ASC 330-10.

Response:
We acknowledge the Staff’s comment, and acknowledge that the word “combination” in reference to cost methodologies might be confusing. We are organized into seven divisions, each of which uses either a standard cost or a weighted-average cost methodology based on the most appropriate methodology for that division’s operations. In each case, the methodology used by the respective division approximates a first-in, first-out basis. In future filings, we will describe that our divisions use different cost-basis methodologies to determine the cost basis for our inventories.
Note 9. Commitments and Contingencies
Contingencies, page 113

4.
You disclose that in management’s opinion claims not disclosed involve amounts that would not have a material adverse effect on your consolidated financial position if unfavorably resolved. Please also disclose in future filings the expected impact on your cash flows and results of operations.

Response:
We acknowledge the Staff’s comment, and in future filings will indicate the expected impact on cash flows and results of operations.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (650) 846-3096.

Sincerely,

/s/ JOEL A. LITTMAN
Joel A. Littman
Chief Financial Officer
CPI International Holding Corp.

cc:    O. Joe Caldarelli, CPI International Holding Corp.
Bob Kemp, CPI International Holding Corp.
Richard Wirthlin, Esq., Irell & Manella LLP